SIERRA VENTURES, INC.

January 14, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010 |

Attention: Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs:

Re:	Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on January 14, 2009
File Number 333-146675

We have reviewed your comment letter dated December 31, 2008 and have corrected a dating error on the Balance Sheet for the restated financial statements to the year end at May 31, 2008, updated the interim financial statements to November 30, 2008, increased the amount of funds on deposit with the escrow agent, made incidental and related revisions to the filing and have the following comments and responses. This letter provides an explanation of our response and, where applicable, quotes the amended wording. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing.

General

1.	We have added the following paragraphs on page 8 under the Question and Answer section at the end of the question “How will the rescission offer be funded”

“Our President, Ian Jackson, has entered into an escrow agreement with Sierra and Harcourt Chan, lawyers, of Shanghai, China to fund the offering. A copy of the agreement is attached to this registration statement as Exhibit 99.5 “Escrow Agreement”. Under the terms of the escrow agreement, Mr. Jackson has placed in trust the sum of $160,000 to fund the rescission of up to two million nine hundred thousand (2,900,000) common shares of Sierra’s common stock at a price of $0.05 per share plus applicable interest to any Shareholder electing to accept the rescission offer.

The Form of Notice of Election will allow each Shareholder desiring to accept the rescission offer to deliver the Form of Notice of Election and Stock Power Document to “Harcourt Chan, in trust for Ian Jackson and Sierra Ventures, Inc.” and Harcourt Chan will pay the rescinding shareholder a price of $0.05 per common share plus interest at the rate of five percent (5%) from the date of subscription to the closing date for the shares rescinded; such monies to be paid from the escrow account and reported to Jackson and Sierra at the closing. At that time, the escrow agent will inform Sierra of the shareholders who have accepted the rescission offering who have indicating the number of shares that have been surrendered for rescission. The escrow agent will then release the rescinded funds directly to the rescinding shareholders in cash or bank draft form.

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com

Ms. Anne Nguyen Parker, Branch Chief,	2.
Securities & Exchange Commission,
January 14, 2009

Upon closing, any funds paid to rescinding shareholders who purchased shares from the Company under the SB-2 will be converted to a shareholder’s loan from Mr. Jackson to Sierra to a maximum of $100,000 plus applicable interest to be determined at closing. Any funds paid to the purchasers of shares from the selling shareholders will be converted to a loan between the selling shareholder and Mr. Jackson.”

Further, an abbreviated version of the above has been added on page 21 under the heading “Funding the Rescission Offer” stating:

“Our senior officer has entered into an escrow agreement with Sierra and Harcourt Chan, lawyers, of Shanghai, China to fund the offering. Under the terms of the agreement, Mr. Jackson has placed in trust the sum of $160,000 to fund the rescission of up to two million nine hundred thousand (2,900,000) common shares of Sierra’s common stock to any shareholder electing to accept the offer.

Harcourt Chan shall pay the rescinding shareholder a price of $0.05 per common share plus interest at the rate of five percent (5%) from the date of subscription to the Closing Date for any shares rescinded. At the closing, the escrow agent will inform Sierra of the shareholders who acquired shares from Sierra and have accepted the rescission offering indicating the number of shares that have been surrendered for rescission. The escrow agent will then release the appropriate funds to the rescinding shareholders who acquired shares from Sierra in cash or by bank draft at which time any funds so paid will be converted to a shareholder’s loan from Mr. Jackson to Sierra. At the same time, the escrow agent will inform Sierra and Mr. Jackson of the shareholders who acquired shares from the selling shareholders and have accepted the rescission offering indicating the number of shares that have been surrendered for rescission. The escrow agent will then release the appropriate funds to these rescinding shareholders in cash or by bank draft. Any funds paid to the purchasers of shares from the selling shareholders will be converted to a loan between the selling shareholder and Mr. Jackson.”

2.

We hereby rescind any reference to the clause “in excess of the first $5,000 in rescinded shares” (the statement was only made in our response letter). We tried to distinguish between the cost of the rescission price of the shares (which Mr. Jackson would bear through the escrow account) and the interest payable on the rescinded shares (which would have been payable by Sierra) but have caused confusion in so doing. Any funds, including interest paid, released under the rescission will be funded from the escrow account maintained by Harcourt Chan.

As noted in response 1 above, the shareholder’s loan will be a loan from Mr. Jackson that Sierra will owe solely to Mr. Jackson which will be capped at $100,000 plus any interest paid to the rescinding shareholders. Any funds that the selling shareholders fail to pay to the purchasers of their resold shares will be a private matter between Mr. Jackson and the selling shareholder. Also, as noted above, the rescinding parties will be able to promptly receive cash for any shares they choose to rescind.

3.	In each case where the figure $105,000 appears in the registration statement we have indicated that the total includes interest that may be payable.

4.	Although we believe that the risk of a possible lack of enforceability is not specifically a major issue to Sierra we agree that it may be more so to Mr. Jackson who has placed his funds in trust to

Ms. Anne Nguyen Parker, Branch Chief,	3.
Securities & Exchange Commission,
January 14, 2009

support the rescission offer. In addition we are less concerned for the shareholders to whom the rescission offer is made as, other than for the four based in the United States, all are resident of China and will be more aware of possible legal challenges faced should a challenge arise between the escrow agent and Mr. Jackson or Sierra. However, in order to fully disclose the inherent risk we have added a risk as number 6 on page 11 under the heading “Risks Related to the Rescission Offer” which states:

“6. Our senior officer has established a trust account in the sum of $160,000 to fund the rescission offering with a legal firm, Harcourt Chan, of Shanghai, China. As further outlined on page 7 under the heading “Risks of Doing Business in China” risk number 2, Legal considerations of doing business in China, the Chinese legal system is vastly different from the justice system of the United States and Sierra and its shareholders may face legal obstacles regarding the enforceability of civil liabilities against the escrow agent.

The Chinese legal system is significantly different from the U.S. justice system. Most of the material agreements to which we or our affiliates are party in respect to doing business in China are governed by Chinese law. The Chinese legal system embodies uncertainties that could limit the legal protection available to Sierra and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of the Chinese judiciary is relatively limited, and (ii) the interpretation of China’s laws may be subject to policy changes reflecting domestic political changes. Effecting service of due process within the U.S. and enforcing judgements in China that have been obtained in U.S. courts based on the civil liabilities of U.S. federal securities laws may be difficult or impossible. In addition, the courts of China may not entertain any actions brought against the escrow agent in China predicated upon U.S. federal securities laws.”

Material U.S. Federal Income Tax Consequences

5.	We have removed the statement on page 23 “The federal income tax discussion set forth above is a summary and is included for general information only”.

Financial Statements

6.	The balance sheet provided contained a typographical error for the year end which has been corrected to May 31, 2008.

7.

The legal opinion indicated as exhibit 5.2 has been amended to relate to the rescission offer which is a repurchase of shares by Sierra and the selling shareholders and now reflects that shareholders are entitled to also rely on the opinion.

We trust that you will find this to be in order.

Yours truly,
SIERRA VENTURES, INC.

/s/ “Ian Jackson”

Ian Jackson
President